Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 1
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Crosshair Exploration & Mining Corp. (the "Company") financial statements. The information provided herein should be read in conjunction with the Company's unaudited financial statements and notes for the three months ended July 31, 2006 and 2005. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company's business is presently focused on the exploration and evaluation of various mineral deposits in North America. On February 10, 2006 the Company graduated to Tier 1 on the TSX Venture Exchange.

The Company is currently focusing its exploration activities on the following properties:

  South Golden Promise and Golden Promise properties located in Newfoundland, Canada, acquired through option agreements with Rubicon Minerals Corporation in February 2003 and May 2006.
  Moran Lake Property located in Labrador, Canada, acquired through an option agreement with a private individual in November 2004.

In the third quarter of 2006 the Company also acquired 19 claims known as the Sinbad claims. These claims are located in Emery County, Utah and were transferred to the Company in January 2006.

During fiscal 2006, the Company also decided not to pursue exploration on certain properties. Subsequently, the option-JV agreements with Rubicon Minerals Corporation for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off.

During fiscal 2005, the Company announced that it had completed a formal joint venture with the Liaoning Non-ferrous Geological Bureau (the "Bureau") in China for the Beigou Gold Project. However, during the third quarter of 2006 the Company decided to shift its main focus on its Newfoundland and Labrador properties and as a result the Company decided not to continue with the Beijou Gold Property in China.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 2
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Please refer to the "Mineral Properties" section for further details on all properties.

SELECTED ANNUAL INFORMATION

		Year Ended		Year Ended		Year Ended
		April 30, 2006		April 30, 2005		April 30, 2004

Total revenues	$	Nil	$	Nil	$	Nil
General and administrative expenses		2,410,229		1,243,921		951,291
Write-off of resource property		1,518,429		188,988		Nil
Loss for the year		(2,175,473)		(645,386)		(951,291)
Loss per share - basic		(0.05)		(0.03)		(0.09)
Total assets		18,366,392		7,310,943		1,511,804
Total long-term financial liabilities		Nil		Nil		Nil
Cash dividends declared - per share		Nil		Nil		Nil

Results of Operations for the year ended April 30, 2006 compared to the year ended April 30, 2005

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the years ended April 30, 2006 and 2005.

Financial Results

For the year ended April 30, 2006, the Company incurred a net loss of $2,175,473 ($0.05 per share) compared to a net loss of $645,386 ($0.03 per share) for the prior year. The Company had no operating revenue in either period. Interest income of $233,065 (2005 - $20,803) and management income of $12,000 (2005 - $12,000) were recorded in this year. During the year the Company wrote off mineral properties totaling $1,518,429 (2005 - $188,988). Due to a change in the accounting policy regarding the flow through expenditures renunciation, the Company recorded $1,580,120 future income tax recovery in the year ended April 30, 2006 (2004 - $754,720).

The Company's operating expenses for the year were $2,410,229 (2005 - $1,243,921). The increase in general and administrative expenses was the result of increased business activities such as office relocation, hiring additional employees both in the Vancouver and Newfoundland offices, acquisitions of new properties, and the completion of a major private placement.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 3
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

SELECTED QUARTERLY INFORMATION

Selected financial indicators for the past eight quarters are shown in the following table (Expressed in $'s):

	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter	April 05 Quarter	Jan. 05 Quarter	Oct. 04 Quarter

Total Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Earnings (loss)
for the period	(1,008,105)	(620,786)	(42,245)	(1,564,785)	(487,657)	(454,137)	322,348	(243,888)

Earnings (loss)
per Share (Basic
& Diluted)	(0.02)	(0.01)	(0.00)	(0.04)	(0.01)	0.01	(0.02)	(0.01)

Total Assets	18,799,196	18,366,392	17,625,081	6,488,108	6,727,425	7,310,943	3,669,504	2,071,613

Total long-term
liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Cash dividends
declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations for the three months ended July 31, 2006 and three months ended July 31, 2005

For the three months ended July 31, 2006, the Company incurred a net loss of $1,008,105 (loss per share - $0.02) compared to a net loss of $487,657 (loss per share - $0.01) for the same period in the prior year. The loss is comprised of the general and administrative expenses of $1,125,632 (2005 - $427,353). Management and interest income of $117,527 (2005 - $3,471) offsets the operating loss.

In the three months ended July 31, 2006 compared to the same period in the prior year, the Company increased its exploration, corporate and financing activities such as exploring new properties such as the Moran Lake Property and Golden Promise Property, hiring and appointing new officers, directors and contractors. The additional administration, accounting and management time was required as the Company became more active. As a result, the Company's operating expenses increased by $698,279 in the three months ended July 31, 2006 compared to the same period of 2005. The major expense categories were investor relation expense $20,931 (2005 - $26,375); management fees $9,000 (2005 - $56,250); miscellaneous property investigation costs $Nil (2005 - $26,557); stock-based compensation $595,861 (2005 - $68,723); consulting fees $73,175 (2005 -$62,641); wages and salaries expense $164,767 (2005 - $Nil); and office and miscellaneous expenses $109,952 (2005 - $37,077).

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 4
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

MINERAL PROPERTIES

In each of past eight quarters, the Company incurred the following expenditures (net of write-off) on exploration of properties (Expressed in $'s):

	July 06	April 06	Jan. 06	Oct. 05	July 05	April 05	Jan. 05	Oct. 04
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Current Properties
Golden Promise	252,997	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Moran Lake Property	1,357,210	781,868	701,278	680,903	50,066	388,558	141,023	68,919
Otter / Portage Lake	58,447	(2,400)	72,800	Nil	Nil	Nil	Nil	Nil
Sinbad Claims	776	8,597	4,125	Nil	Nil	Nil	Nil	Nil
South Golden Promise	200,172	62,427	89,472	190,921	144,912	68,344	55,352	87,706
Properties written-off
Glenwood Break	Nil	Nil	Nil	(892,998)	107,836	93,374	29,687	126,397
Wings Point-Titan	Nil	Nil	Nil	(408,234)	15,825	93,338	(49,679)	42,109
Beigou Gold Property	Nil	Nil	(217,550)	21,562	24,544	94,536	29,007	47,901
Other Properties	Nil	Nil	Nil	Nil	Nil	(145,932)	18,216	19,830
Total	1,869,602	850,492	650,125	(407,846)	343,183	592,218	223,606	392,862

During the three months ended July 31, 2006, the Company spent a total of $1,869,602 on its properties (including $25,400 acquisition costs paid by the issuance of 20,000 common shares) compared to $343,183 incurred during the three months ended July 31, 2005. During the three months ended July 31, 2006 the Company had property write-offs totaling $Nil compared to $63,775 during the three months ended July 31, 2005.

During the second quarter of 2006, the Company elected to terminate its options in the Glenwood Break property and the Wings Point-Titan property and consequently mineral property costs of $884,096 and $374,522 were written-off. In addition, during the second quarter of 2006, the Company received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for the second quarter in fiscal 2006 shown in the table above.

During the fourth quarter of fiscal 2005, the Company elected to terminate its options in North Paul's Pond Gold property and DJ Gold property and consequently mineral properties costs of $109,878 and $79,148 were written-off in the year ended April 30, 2005, resulting in a negative $102,169 and $43,801 in exploration expenditures for the fourth quarter in fiscal 2005 in the table above. Expenditures of $63,775 related to North Paul's Pond Gold property was also written off in the first quarter of 2006.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 5
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006.

During the third quarter of 2005, the Company received $59,568 of exploration grant assistance from the government for the Wings Point-Titan property, resulting in a negative $49,679 in exploration expenditures. In the third quarter of 2004, the Company received similar grant assistance from the government for the South Golden Promise property, resulting in a negative $43,929 in exploration expenditures.

NEWFOUNDLAND AND LABRADOR

Golden Promise Property

On May 2, 2006, the Company entered into an option agreement with Rubicon Minerals Corporation ("Rubicon") to earn a 60% interest in the Golden Promise Property. The option agreement calls for:

i)	Issuing common shares:

	Number of shares
Within 5 days of the execution date of the
agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and
binding commitment)	$750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$4,000,000

iii)	Maintain all underlying agreements on the property (outlined below):

a)

On June 14, 2004, Rubicon entered into an agreement with Stephen Courtney and Newfoundland and Labrador Minerals Ltd. ("Vendors") for an option to acquire a 100% interest in the Otter Brook Property, subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Vendors at any time for $1,000,000. Rubicon has a right of first refusal on the remaining 1% NSR.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 6
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

The following cash payments will be made to the Vendors:

	Amount
Within 10 days of agreement acceptance date	$5,000	Paid by Rubicon
On or before June 14, 2005	5,000	Paid by Rubicon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$35,000

b)

On May 22, 2002 Rubicon entered into an agreement with William Mercer ("Owner") for an option to acquire a 100% interest in 3 mineral licences (the Golden Promise Property), subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Rubicon from the Owner at any time for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Owner:

	Amount
Upon execution of the agreement (after		Paid by Rubicon
regulatory approval)	$15,000
On or before June 1, 2003	40,000	Paid by Rubicon
On or before June 1, 2004	50,000	Paid by Rubicon
On or before June 1, 2005	50,000	Paid by Rubicon
On or before June 1, 2006	75,000	Paid by the Company
	$230,000

Issuing common shares:

	Number of shares
Upon execution of the agreement (after
regulatory approval)	-
On or before June 1, 2003	20,000	Issued by Rubicon
On or before June 1, 2004	30,000	Issued by Rubicon
On or before June 1, 2005	50,000	Issued by Rubicon
	100,000

1As at July 31, 2006, the Company incurred $142,596 in exploration expenditures, paid $85,000 in cash, and issued 25,000 common shares at a value of $25,400 for acquisition costs.

A 15 hole, 2450 meter drilling program recently completed was successful in extending the Jaclyn Main zone, by 100 meters to the east where it still remains open along strike and at depth. Three of these holes intersected a new zone of high grade gold mineralization in the hanging-w3all of the Main Zone returning up 93.71 g/t gold over 1.40 meters including 327.97 g/t gold over 0.40 meters.

A complete description of results can be found on SEDAR or the Company's website.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 7
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of Moran Lake Property, known as Moran Heights. The amended and restated Moran Lake option agreement calls for:

i)	Making cash payments:
	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original
agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$575,000

ii)	Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange
(amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

iii)	Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$3,000,000

The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of the aforementioned obligations.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 8
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

As at July 31, 2006, the Company spent $3,886,128 (April 30, 2006 - $2,262,617) on the exploration of the property and incurred $550,000 in acquisition costs, of which $200,000 paid in cash and 850,000 common shares were issued at a value of $350,000.

Uranium mineralization at Moran Lake occurs in two areas known as the B and C Zones located approximately 3 kilometers apart. The most significant uranium mineralization occurs within the "C" Zone and is hosted in altered sediments and volcanic rocks at and near a major Helikian-Aphebian (Proterozoic) unconformity (Lower "C" Zone), as well as associated with an intense and complex carbonate/hematite and locally sulphide bearing alteration system lying 300 to 500 meters away from the unconformity (Upper "C" Zone).

The Company announced that the Phase 1 drilling program, which started in January 2006, had been extended and expanded. The original program called for 2,000 meters in 9 to 12 holes and now includes 19 -20 drill holes totaling approximately 3,000 meters.

The Phase 1 drilling program hit multiple zones of uranium mineralization and was successful in extending the zones.

In June 2006 the Phase 2 diamond drilling program was started. This program consists of 30 to 40 drill holes for a total of approximately 8,500 meters to further expand the Upper C Zone 43-101 uranium resource to depth and along strike.

The ongoing Phase 2 drill program has intercepted the strongest uranium mineralization to date, both in terms of uranium grades and thickness. Drill hole ML-20 returned 30.30 meters averaging 0.134% U308 including 8.40 meters grading 0.274% U308. ML-20 is located in the north-eastern portion of the C Zone.

A complete description of results can be found on SEDAR or the Company's website.

Otter / Portage Lake Properties

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. These properties consist of two groups of claims at the Moran Lake Project. The new claims are located in the southern area of the property, considered by the Company's geological team as being highly prospective for "Michelin type" uranium deposits.

The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000
	$125,000

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 9
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

ii)	Issuing common shares:

	Number of
	shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

Amount
On or before December 2, 2006	$100,000
On or before December 2, 2007 an additional	$200,000
On or before December 2, 2008 an additional	$300,000
$600,000

As at July 31, 2006, the Company incurred $58,847 in exploration expenditures, paid $25,000 in cash, and issued 50,000 common shares at a value of $45,000 for acquisition costs.

South Golden Promise, Wings Point-Titan, Glenwood Break Properties

In February 2003, the Company entered into three option-JV agreements with Rubicon Minerals Corporation ("Rubicon") to acquire three separate interests in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as "Southern Golden Promise", "Wings Point-Titan" and "Glenwood Break". The Company had the right to acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 (Glenwood Break - $2,000,000; Wings-Point - $1,500,000; Southern Golden Promise - $1,750,000) within four years of September 2003.

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $374,522.

Glenwood Break Property

The Company elected to terminate the Glenwood Break option in the second quarter of 2006. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $884,096.

South Golden Promise

At July 31, 2006, the Company incurred $1,086,844 in exploration expenditures, issued 300,000 common shares at a value of $132,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 10
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

The target is high-grade gold-bearing vein systems similar to the Jaclyn Vein system on the adjoining Placer Dome Inc./Rubicon property where 2002 drilling results returned high grade intercepts including 17.69 g/t Au over 2.30 meters, 16.57 g/t Au over 2.00 meters and 14.85 g/t Au over 2.25 meters.

A 16 hole (1016 meter) Phase 1 drilling program was completed in September 2006. This program has exposed a composite vein system with an exposed strike length of 170 meters. A visible gold bearing section near the northeast end of the exposed veining carried the best channel sample results including 29.7 g/t Au over 0.50 meters, 20.63 g/t Au over 0.50 meters and up to 232 g/t Au grab samples.

A complete description of results can be found on SEDAR or the Company's website.

North Paul's Pond Gold Property

The assay results received for diamond-drilling program completed in spring 2005 and although locally anomalous were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul's Pond Gold property on June 22, 2005. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $139,754.

UTAH

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $9,373 was incurred in relation to geological work.

LIAONING PROVINCE, NORTHEAST CHINA

Beigou Gold Property

On September 16, 2004 the Company entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the "Bureau") in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company could earn an 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over a five year period.

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $229,935.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 11
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

LIQUIDITY, FINANCINGS AND CAPITAL RESOURCES

Liquidity

The Company had cash on hand of $12,164,696 as of July 31, 2006 (April 30, 2006 - $13,947,976). The Company currently has sufficient cash resources to meet its ongoing obligations as they become due. The working capital at July 31, 2006 was $12,220,615 (April 30, 2006 - $14,093,821).

Capital Resources

The Company's authorized capital consists of unlimited number of common shares without par value. At July 31, 2006 the Company had 59,217,364 issued and outstanding common shares (April 30, 2006 - 58,356,045 issued and outstanding common shares), and at September 27, 2006, the Company had 60,130,270 issued and outstanding common shares.

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less 25% discount. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years. The Stock Option Plan was approved by the TSX Venture Exchange (the"Exchange") on September 21, 2004. On February 10, 2006 the Company amended its Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect the Company's increased issued and outstanding capital.

During the three months ended July 31, 2006, 574,375 stock options were exercised, 200,000 stock options were cancelled or expired and 2,200,000 stock options were granted. As at July 31, 2006 the Company had 7,790,373 (of which 2,602,873 were exercisable) stock options outstanding at exercise prices ranging from $0.23 per share to $1.32 per share with expiry dates ranging from November 1, 2006 to May 24, 2011. Subsequent to July 31, 2006, 300,000 stock options at an exercise price of $1.43 were granted. 50,000 stock options at an exercise price of $0.23 per share, 70,000 stock options at an exercise price of $0.45 per share, 25,000 stock options at $1.00 per share, 2,222 agent's options at an exercise price of $0.50 per share and 95,461 agent's options at an exercise price of $0.85 per share were exercised for total proceeds of $150,253. If exercised, the remaining 7,847,690 stock options would increase the Company's available cash by $6,884,361.

As at July 31, 2006 the Company had 8,974,007 warrants outstanding ranging from an exercise price of $0.75 per share to $1.75 per share with expiry dates ranging from March 15, 2007 to November 3, 2007. Subsequent to July 31, 2006, 583,333 warrants at an exercise price of 0.75 per share, 22,393 agent's warrants at an exercise price of $0.75 per share, and 64,497 warrants at an exercise price of $1.25 per share were exercised for total proceeds of $534,916. If exercised, the remaining 8,303,784 warrants would increase the Company's available cash by $10,513,330.

Contributed surplus was $1,639,262 as at July 31, 2006 (April 30, 2006 - $1,188,003). The increase of $451,259 represents $595,861 of the fair value of the options released in the three months ended July 31, 2006 less $144,602 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 12
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Related Party Transactions

The Company entered into transactions with related parties as follows:

During the three months ended July 31, 2006, the Company accrued management fees of $3,000 (2005 - $3,000) from a public Company controlled by directors in common. At July 31, 2006, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the three months ended July 31, 2006, the Company incurred management fees of $9,000 (2005 - 56,250) to a director. At July 31, 2006, $Nil (April 30, 2006 - $Nil) was owed.

During the three months ended July 31, 2006, the Company incurred directors' fees of $12,000 (2005 - $16,000), to non-executive directors. At July 31, 2006, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the three months ended July 31, 2006, the Company incurred accounting fees of $Nil (2005 - $22,539) to a private company controlled by a director.

During the three months ended July 31, 2006, the Company incurred legal fees of $19,106 (2005 - $Nil) to a company that a director is a partner of. At July 31, 2006, $20,183 (April 30, 2006 - $Nil) was owed to this party.

During the three months ended July 31, 2006, the Company incurred geological consulting fees of $27,000 (2005 - $14,361) to an officer/director. At July 31, 2006, $5,018 (April 30, 2006 - $Nil) was owed to this officer/director.

At July 31, 2006, $290 (April 30, 2006 - $6,435) was owed to an officer for expenses paid on behalf of the Company.

As at July 31, 2006 $4,167 (April 30, 2006 - $4,167) was owed from a director for management fees.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Subsequent Events

Subsequent to July 31, 2006, 300,000 stock options at an exercise price of $1.43 were granted. 50,000 stock options at an exercise price of $0.23 per share, 70,000 stock options at an exercise price of $0.45 per share, 25,000 stock options at $1.00 per share, 2,222 agent's options at an exercise price of $0.50 per share and 95,461 agent's options at an exercise price of $0.85 per share were exercised for total proceeds of $150,253.

Subsequent to July 31, 2006, 583,333 warrants at an exercise price of 0.75 per share, 22,393 agent's warrants at an exercise price of $0.75 per share, and 64,497 warrants at an exercise price of $1.25 per share were exercised for total proceeds of $534,916.

On September 15, 2006, 140,625 shares held in escrow were released.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 13
For the Three Months Ended July 31, 2006
Containing information up to and including September 27, 2006

Proposed Transactions

The Company is not contemplating any other transactions, which have not already been disclosed. The Company continues to look at other property acquisitions on a regular basis.

Risks and Uncertainties

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous section.

Outlook

The Company's objective is to work aggressively on the exploration of its mineral properties toward resource definition in the Province of Newfoundland and Labrador, Canada. The recent acquisition of the Moran Lake uranium property may allow the Company the potential to take advantage of relatively high uranium prices.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.